SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934


                            PICK Communications Corp.
                                (Name of Issuer)

                          Common Stock, $.002 par value
                         (Title of Class of Securities)

                                   719569 10 5
                                 (CUSIP Number)


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                                Page 1 of 4 pages
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                                  SCHEDULE 13G

CUSIP No.  719569 10 5

1)     NAME OF REPORTING PERSON

       Diego Leiva

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

3)     SEC USE ONLY


4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

                         5)   SOLE VOTING POWER
                              12,467,000 shares of Common Stock

NUMBER                   6)   SHARED VOTING POWER
OF SHARES                     None
BENEFICIALLY
OWNED BY                 7)   SOLE DISPOSITIVE POWER
EACH                          12,467,000 shares of Common Stock
REPORTING
PERSON WITH              8)   SHARED DISPOSITIVE POWER
                              None

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,467,000 (See item 4).

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                          [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     28.7%

12)  TYPE OF REPORTING PERSON
       IN
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Item  1(a).   Name of Issuer: PICK Communications Corp.

Item  1(b).   Address of Issuer's Principal Executive Offices:

     Wayne Interchange Plaza II
     155 Route 46 West
     Wayne, New Jersey 07470

Item  2(a).   Name of Person Filing: Diego Leiva

Item  2(b).   Address of Principal Business Office or, if None, Residence:

     Wayne Interchange Plaza II
     155 Route 46 West
     Wayne, New Jersey  07470

Item  2(c).   Citizenship: United States

Item 2(d). Title of Class of Securities: Common Stock, par value $.002 per share (the "Shares")

Item  2(e).   CUSIP Number: 719569  10  5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: Inapplicable

Item 4.  Ownership:

     (a) 12,467,000 shares of Common Stock including (i) 4,290,000 shares beneficially owned by Mr. Leiva's wife, (ii) 792,000 shares beneficially owned by a trust for Mr. Leiva's son for which Mr. Leiva serves as trustee, (iii) 792,000 shares beneficially owned by a trust for Mr. Leiva's daughter for which Mr. Leiva serves trustee and (iii) 500,000 shares issuable upon the exercise of currently exercisable options held by Mr. Leiva.

     (b) This figure represents 28.7% of the outstanding Shares of the Issuer based upon 43,012,016 shares outstanding as of December 31, 1996.

     (c) Number of Shares as to which such person has:

     (i) Sole power to vote or to direct the vote: 12,467,000 shares of Common Stock including 500,000 shares of Common Stock issuable upon the exercise of currently exercisable options held by Mr. Leiva.

              (ii) Shared power to vote or to direct the vote: None

              (iii) Sole power to dispose or to direct the disposition of 12,467,000 shares of Common Stock, including 500,000 shares of Common Stock issuable upon the exercise of currently exercisable options held by Mr. Leiva.
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              (iv) Shared power to dispose or to direct the disposition of: None

Items 5 - 10: Inapplicable


                                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 1997

                                                 /s/ Diego Leiva
                                                     Diego Leiva
                                                     Chairman of the Board,
                                                     Chief Executive Officer and
                                                     President




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